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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
[Amendment No. 2]

STEEL CITY PRODUCTS, INC.
(Name of Issuer)

STEEL CITY PRODUCTS, INC.
STERLING CONSTRUCTION COMPANY, INC.
MAARTEN D. HEMSLEY
JOHN D. ABERNATHY
JOSEPH P. HARPER SR.
TERRENCE W. ALLAN
ROBERT M. DAVIES
BERNARD H. FRANK
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

858 064 108
(CUSIP Number of Class of Securities)

For Steel City Products, Inc., John D. Abernathy, Joseph P. Harper Sr., Terrance W. Allen, Robert M. Davies, Bernard H. Frank and Maarten D. Hemsley:	For Sterling Construction Company, Inc.:

Terrance W. Allan Chief Executive Officer Steel City Products, Inc. 200 Center Street McKeesport, PA 15132 (817) 416-0717	Maarten D. Hemsley Chief Financial Officer Sterling Construction Company, Inc. 2751 Centerville Road, Suite 3131 Wilmington, DE 19803 (817) 416-0717

(Name, address and telephone numbers of person authorized to receive notices and communications of behalf of filing persons)

This statement is filed in connection with (check the appropriate line):

a.
☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.
☐ The filing of a registration statement under the Securities Act of 1933.
c.
☐  A tender offer.
d.
☐ None of the above.

        Check the following if the soliciting materials or information statement referred to in checking (a) above are preliminary copies:    ☒

        Check the following if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*

$49,000	$3.96

  *
  For purposes of calculating the fee only. This amount assumes the acquisition of 3,238,061 shares of common stock of Steel City Products, Inc. for $0.0168 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse stock split.
  **
  Determined pursuant to Rule 0-11(b)(1) by multiplying $49,000.00 by 0.000809.
Amount previously paid:	$3.96
Filing Party:	Steel City Products, Inc.
Form or Registration No.:	SC 13E-3
Date Filed:	October 23, 2003

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

        This Schedule 13E-3 is being filed in connection with a reverse stock split to be undertaken by Steel City Products, Inc. (the "Company" or "SCPI") concurrently with the filing of this Schedule 13E-3. SCPI is filing with the Securities and Exchange Commission (the "Commission") a Form 14C Information Statement (the "Information Statement"), a copy of which is filed herewith as Exhibit 99(A). The information in the Information Statement is expressly incorporated herein by reference in response to all items of this Schedule 13E-3. Any capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Information Statement.

ITEM 1.    SUMMARY TERM SHEET

        The required information is incorporated herein by reference to the section of Exhibit 99(A) titled "SUMMARY OF THE REVERSE STOCK SPLIT AND DEREGISTRATION OF SCPI'S COMMON STOCK."

ITEM 2.    SUBJECT COMPANY INFORMATION

        The name of the subject company is Steel City Products, Inc. and the address and telephone number of its principal executive offices are 200 Center Street McKeesport, PA 15132, (817) 416-0717. The subject class of equity securities is common stock, $0.01 par value per share. The required information is incorporated by reference to the section of Exhibit 99(A) titled "THE COMPANY" and "MARKET FOR SCPI'S COMMON STOCK."

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)
The following are filing persons:

(i)
Steel City Products, Inc., a Delaware corporation, is the subject company. Its full name and address and telephone number of its principal executive offices are:

Steel City Products, Inc.
200 Center Street
McKeesport, PA 15132
(817) 416-0717

  (ii)
  Sterling Construction Company, Inc. ("Sterling"), a Delaware corporation, is a filing affiliate by virtue of its ownership of the Company's common stock and preferred stock and the fact that it will be the sole common stockholder of SCPI after the reverse stock split. Its full name and address and telephone number of its principal executive offices are:

Sterling Construction Company, Inc.
2751 Centerville Road, Suite
3131, Wilmington, Delaware, 19808
(817) 416-0717

        Sterling was formed as part of a merger transaction in 1991, pursuant to which the Company became a majority-owned subsidiary of Sterling. In accordance with the merger agreement, Sterling owns 10% of the Company's outstanding common stock and all of the Company's Series A Preferred Stock. Sterling operates through two subsidiaries, Sterling Houston Holdings, Inc., a heavy civil construction company that specializes in municipal and state highway contracts for paving, bridge, water and sewer and light rail projects, and the Company, a distributor of automotive accessories, pet supplies and lawn and garden products in the Northeastern United States.

        The information regarding Sterling set forth in the Section of Exhibit 99(A) titled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated by reference.

  (iii)
  The following directors and executive officers of the Company are filing affiliates by virtue of their beneficial ownership of common stock or options to purchase common stock of Sterling:

            (A)    John D. Abernathy.

c/o Steel City Products, Inc.
200 Center Street
McKeesport, PA 15132
(817) 416-0717

        Mr. Abernathy has been Chief Operating Officer of Patton Boggs, LLP, a Washington DC law firm, since January 1995. From March 1991 to February 1994 he was the Managing Director of Summit, Solomon & Feldesman, a New York City law firm and from July 1983 until June 1990, Mr. Abernathy was Chairman and Chief Executive Partner of BDO Seidman, a public accounting firm. He is a director of Pharmaceutical Resources, Inc., a generic drug manufacturer and also serves as a director of Sterling. Mr. Abernathy is a certified public accountant. Mr. Abernathy is a citizen of the United States. The information regarding Mr. Abernathy set forth in the sections of Exhibit 99(A) titled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "EFFECT OF THE PROPOSED REVERSE STOCK SPLIT ON SCPI" is hereby incorporated by reference.

            (B)    Terrance W. Allan.

c/o Steel City Products, Inc.
200 Center Street
McKeesport, PA 15132
(817) 416-0717

        Mr. Allan has been employed by the Company since 1983 and was appointed President in June 2000. In May 2002, Mr. Allan was also appointed Chief Executive Officer. Mr. Allan is a citizen of the United States. The information regarding Mr. Allan set forth in the sections of Exhibit 99(A) titled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "EFFECT OF THE PROPOSED REVERSE STOCK SPLIT ON SCPI" is hereby incorporated by reference.

            (C)    Joseph P. Harper Sr.

c/o Steel City Products, Inc.
200 Center Street
McKeesport, PA 15132
(817) 416-0717

        Mr. Harper is Chief Financial Officer, Treasurer and Secretary of Sterling Houston Holdings, a subsidiary of Sterling, and has been employed by that company since 1972. He has performed both estimating and project management functions as well as his primary role as Chief Financial Officer. Prior to joining the business, Mr. Harper worked for Price Waterhouse and received his CPA license in 1970. Mr. Harper was elected a director and the President of Sterling and a director of the Company in July 2001 in connection with the closing of the transaction in which Sterling's ownership of Sterling Houston Holdings increased to 80.1%. Mr. Harper is a citizen of the United States. The information regarding Mr. Harper set forth in the sections of Exhibit 99(A) titled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "EFFECT OF THE PROPOSED REVERSE STOCK SPLIT ON SCPI" is hereby incorporated by reference.

            (D)    Maarten D. Hemsley.

c/o Steel City Products, Inc.
200 Center Street
McKeesport, PA 15132
(817) 416-0717

        Mr. Hemsley was re-elected to the Board of Directors of the Company and of Sterling in December 1998. He had been an employee and director of SCPI or Sterling for many years prior to 1995. In December 1995, he resigned his positions with SCPI and Sterling and served as a consultant to SCPI and Sterling through his wholly owned financial consultancy company, Bryanston Management, Ltd. of which he has been President since 1993. Mr. Hemsley currently serves as Chief Financial Officer of Sterling and of SCPI. He also serves as a director of Industrial Acoustics Company, Inc. Mr. Hemsley is a citizen of the United Kingdom. The information regarding Mr. Hemsley set forth in the sections of Exhibit 99(A) titled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "EFFECT OF THE PROPOSED REVERSE STOCK SPLIT ON SCPI" is hereby incorporated by reference.

            (E)    Robert M. Davies.

c/o Steel City Products, Inc.
200 Center Street
McKeesport, PA 15132
(817) 416-0717

        Mr. Davies was Chairman and Chief Executive Officer of Sterling from May 1997 to July 2001 and was its President from May 1997 to January 1999. He has served as a director of Sterling since May 1997 and previously served as a director of SCPI and Sterling from 1991 through 1994. Mr. Davies was a Vice President of Wexford Capital Corporation, which acts as the investment manager to several private investment funds, from 1994 to March 1997. From November 1995 to March 1997 Mr. Davies also served as Executive Vice President of Wexford Management LLC, a private investment management company. Mr. Davies is a managing director of Greenwich Power, which provides financial and investment consultancy services to corporations with interests primarily in energy-related fields. He is also a director of Industrial Acoustics Company, Inc. Mr. Davies is a citizen of the United Kingdom. The information regarding Mr. Davies set forth in the sections of Exhibit 99(A) titled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "EFFECT OF THE PROPOSED REVERSE STOCK SPLIT ON SCPI" is hereby incorporated by reference.

            (F)    Bernard H. Frank.

c/o Steel City Products, Inc.
200 Center Street
McKeesport, PA 15132
(817) 416-0717

        Mr. Frank was a founder of the Steel City Products business more than 55 years ago. He has served as Chairman for more than the last five years and was Chief Executive Officer until May 2002. Mr. Frank is a citizen of the United States. The information regarding Mr. Frank set forth in the section of Exhibit 99(A) titled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated by reference.

        During the past five years, none of the foregoing natural persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the foregoing natural persons was party to any judicial or administrative (except for matters that were dismissed without sanction or settlement) proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.    TERMS OF THE TRANSACTION

        The required information is incorporated herein by reference to the sections of Exhibit 99(A) titled "SPECIAL FACTORS" and "DETAILS OF DEREGISTRATION."

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        In June 1995, SCPI engaged Oakhurst Management Corporation ("OMC"), a wholly-owned subsidiary of Sterling, to provide certain legal, management, investor relations, accounting, and tax services. SCPI's results for the fiscal years ended 2002, 2001 and 2000 include charges of approximately $457,000, $398,000 and $475,000, respectively, for these services. SCPI believes that the fees charged by OMC are reasonable for the services provided although objective data regarding fees that would be charged by an unaffiliated entity are not available. Fees are charged to SCPI for actual services and expenses rendered.

        Until March 2002, SCPI participated in a cash concentration system with Sterling, whereby available cash at SCPI was transferred to Sterling. Since March 2002, SCPI has upstreamed to Sterling only the cash needed to cover Sterling's operating expenses. Such payments bear interest at a rate sufficient to reimburse the Company for interest paid on its revolving line of credit.

        In December 2001, in order to strengthen SCPI's working capital position through the purchase of additional inventory, Sterling funded SCPI $500,000 through a subordinated promissory note. The note, which is repayable in a single installment in December 2004, bears interest at 12% per annum, payable monthly.

        In January 2003, certain members of management of SCPI and Sterling and its subsidiary, Sterling Houston Holdings funded $250,000 to cover short-term working capital needs at SCPI. The notes bear interest at 10%, are subordinated to the Company's senior line of credit and were payable on December 31, 2003, provided covenants under the line of credit were met.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        The required information is incorporated herein by reference to the sections of Exhibit 99(A) titled "SUMMARY OF THE REVERSE STOCK SPLIT AND DEREGISTRATION OF SCPI'S COMMON STOCK," "SPECIAL FACTORS," and "DETAILS OF DEREGISTRATION." There are no current plans to merge SCPI and Sterling.

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

        The required information is incorporated herein by reference to the section of Exhibit 99(A) titled "SPECIAL FACTORS", "EFFECT OF THE PROPOSED REVERSE STOCK SPLIT ON SCPI" and "FEDERAL INCOME TAX CONSEQUENCES."

ITEM 8.    FAIRNESS OF THE TRANSACTION

        The required information is incorporated herein by reference to the section of Exhibit 99(A) titled "SPECIAL FACTORS."

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        The required information is incorporated herein by reference to the section of Exhibit 99(A) titled "SPECIAL FACTORS".

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The required information is incorporated herein by reference to the section of Exhibit 99(A) titled "EFFECT OF THE PROPOSED REVERSE STOCK SPLIT ON SCPI."

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        The required information is incorporate herein by reference to the sections of Exhibit 99(A) titled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "EFFECT OF THE PROPOSED REVERSE STOCK SPLIT ON SCPI."

ITEM 12.    THE SOLICITATION OR RECOMMENDATION

        Not applicable.

ITEM 13.    FINANCIAL STATEMENTS

        The required information is incorporated herein by reference to the section of Exhibit 99(A) titled "FINANCIAL AND OTHER INFORMATION."

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        Not applicable.

ITEM 15.    ADDITIONAL INFORMATION

        None.

ITEM 16.    EXHIBITS

99(A).    Preliminary Information Statement under Regulation 14C.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2004	STEEL CITY PRODUCTS, INC. By: /s/ TERRANCE W. ALLAN Terrance W. Allan Chief Executive Officer
January 28, 2004	STERLING CONSTRUCTION COMPANY, INC. By: /s/ MAARTEN D. HEMSLEY Maarten D. Hemsley Chief Financial Officer
January 28, 2004	/s/ MAARTEN D. HEMSLEY Maarten D. Hemsley
January 28, 2004	/s/ TERRANCE W. ALLAN Terrance W. Allan
January 28, 2004	/s/ JOHN D. ABERNATHY John D. Abernathy
January 28, 2004	/s/ JOSEPH P. HARPER SR. Joseph P. Harper Sr.
January 28, 2004	/s/ ROBERT M. DAVIES Robert M. Davies
January 28, 2004	/s/ BERNARD H. FRANK Bernard H. Frank

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CALCULATION OF FILING FEE
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
SIGNATURES